UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIOLASE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36385	87-0442441
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

4 Cromwell

Irvine, California 92618

(Address of Principal Executive Offices, including zip code)

(949) 361-1200

(Registrant’s Telephone Number, Including Area Code)

John R. Beaver	(888) 424-6527
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Company Overview

BIOLASE, Inc. (“BIOLASE” and, together with its consolidated subsidiaries, the “Company”), incorporated in Delaware in 1987, is a medical device company that develops, manufactures, markets, and sells laser systems in dentistry and medicine and also markets, sells, and distributes dental imaging equipment, including three-dimensional CAD/CAM intra-oral scanners and digital dentistry software. Our products advance the practice of dentistry and medicine for patients and health care professionals.

The Company offer two categories of laser system products: Waterlase (all-tissue) systems and Diode (soft tissue) systems. Our flagship brand, Waterlase, uses a patented combination of water and laser energy to perform most procedures currently performed using drills, scalpels, and other traditional dental instruments for cutting soft and hard tissue. The Company also offer our Diode laser systems to perform soft tissue, pain therapy, and cosmetic procedures, including teeth whitening.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD for Biolase, Inc. is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2018 to December 31, 2018.

Companies subject to Rule 13p-1 are required to perform certain procedures and to disclose information about the use of conflict minerals which include coltan, cassiterite, gold, wolframite, or their derivatives, which are limited to tungsten, tantalum, tin, and gold ("3TG") that are deemed to be necessary to the functionality or production of a product manufactured or contract to manufacture.

In accordance with Rule 13p-1, the Company has conducted an evaluation and inquired of its entire known component and outsourced manufacturing supply chain, which consisted of 204 suppliers, as to whether 3TG was contained in their products and concluded that certain products manufactured, or contracted to be manufactured, by the Company contain 3TG. Accordingly, the Company, in good faith, conducted a Reasonable Country of Origin Inquiry (“RCOI”) of suppliers providing components and parts deemed necessary for the functionality of the products to determine whether the products we manufacture are “conflict free,” that is, that they either do not contain conflict minerals from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or originate from recycled or scrap materials. During this inquiry process, the Company identified 25 suppliers “in-scope” and requested they complete the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “CFSI Template”) to verify the presence of 3TG and to determine the facilities processing those minerals.

Upon analyzing the information gathered through this supply chain survey, the Company concluded that 3TG contained in its products could originate in the Covered Countries or were not exclusively from recycled or scrap materials. As such, the Company conducted due diligence in accordance with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas including the Supplement on Tin, Tantalum and Tungsten, as well as those portions of the OECD Supplement on Gold applicable to downstream companies (collectively “OECD guidance”).

There is significant overlap between our RCOI efforts and our due diligence measures performed. The description of the Company’s due diligence is in the Conflict Minerals Report (“CMR”) filed as exhibit 1.01 of this Form SD and is incorporated herein by reference. The Company’s CMR was not subject to an independent private sector audit as allowed under Rule 13p-1.

Due to the Company’s use of necessary 3TG in the manufacture of its laser products, management has adopted a Conflict Minerals Policy (“CMP”), which can be found at www.biolase.com under “Investor Relations” in “Corporate Governance” in “Conduct.”

Item 1.02 Exhibit

As specified in Section 2, Item 2.01, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

1.01        Conflict Minerals Report for Biolase, Inc. for the calendar year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2019

BIOLASE, INC., a Delaware Corporation (registrant)

By:	/s/ JOHN R. BEAVER
John R. Beaver
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal
Accounting Officer)